Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related prospectus of Pacific Premier Bancorp, Inc. for the registration of $50,000,000 aggregate amount of its common stock, preferred stock, debt securities, warrants to purchase its debt securities, warrants to purchase its common stock, warrants to purchase its preferred stock and units, and to the incorporation by reference therein of our report dated March 30, 2012, with respect to the consolidated financial statements of Pacific Premier Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Vavrinek, Trine, Day & Co., LLP
Rancho Cucamonga, California
July 2, 2012